Exhibit 99.1

Builders Insurance Holdings S.A Selects Sapiens to Modernize its Core and Accelerate its Growth Plans

Sapiens digital, low-code insurance suite for P&C will support Builders’ current needs and fuel future geographical expansion plans

Raleigh, N.C., March 7, 2022 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Builders Insurance Holdings S.A, a leading global provider of P&C insurance and reinsurance services based in Luxembourg, is transforming its legacy system with Sapiens’ end-to-end core solution.

Sapiens IDITSuite and Sapiens Intelligence will enable the transformation of Builders’ numerous legacy systems in its general direct insurance business. Sapiens’ modern core solution will provide Builders with the most updated functionalities to accelerate its digital operations and empower its plans for multi-national business expansion.

“Sapiens not only offers a leading core solution to meet our needs, but they have the industry knowledge and expertise to help us grow our business and accompany us in our journey,” said Fabrice Volkaerts, Group COO of Builders. “With its global footprint and industry expertise, Sapiens is an invaluable partner in all our endeavors.”

Builders Direct S.A., their insurance company, operates in Germany, Belgium, Luxembourg, Norway and the UK. The specialty insurer now requires a new solution to ensure better handling of its wide range of services.

“Sapiens is delighted to serve as a trusted partner in Builders’ growth plans and to accelerate their short and long term needs as a specialty line customer. We are fully aligned with Builders’ vision to onboard to the latest technology,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens is pleased to enable Builders to integrate all of their data into a complete insurance hub, gaining operational insight to finetune critical processes across the entire life insurance value chain.”

www.sapiens.com

Sapiens IDITSuite is a component-based, core software solution comprised of policy, billing and claims solutions. IDITSuite supports end-to-end core operations and processes for the short-term/non-life insurance from inception to renewal and claims. Sapiens Intelligence is an out-of-the-box solution with a full industry standard data management model.

About Builders Insurance Holdings S.A

Builders Insurance Holdings S.A. is wholly owned by HOCHTIEF Insurance Broking and Risk Management Solutions GmbH, a subsidiary of the German group HOCHTIEF Aktiengesellschaft (FRA: HOT).

Builders Direct S.A. offers market-leading risk protection specifically targeting those organisations with a genuine commitment to managing risk. Its A.M. Best Rating of A- 'Excellent' is testament to Builders Direct’s disciplined underwriting, financial strength and solid security.

Established in 2000, Builders Re, with an AM Best rating of A-, is one of the largest and most successful non-life reinsurance companies based in Luxembourg. With a reputation for agility, innovation and rapid response, Builders Re provides bespoke solutions for a diverse range of risk exposures.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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